Exhibit 12.1

PMFG, Inc.

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Amounts in thousands, except ratios)

	Quarter Ended September 27,	Year Ended June 30,
	2014	2014	2013	2012	2011	2010
Earnings:
Earning (loss) before income taxes	$2,134	$(39,595)	$(17)	$(2,043)	$2,778	$(2,967)
Fixed charges*	340	2,018	980	1,614	2,393	4,726

Total Earnings	$2,474	$(37,577)	$963	$(429)	$5,171	$1,759

Fixed Charges:
Interest expensed and capitalized	$331	$1,982	$942	$1,614	$2,337	$4,671
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	—	—	—	—
Estimate of interest within rental expense	9	36	38	—	56	55
Preferred security dividend requirements of subsidiaries	—	—	—	—	—	—

Fixed charges	$340	$2,018	$980	$1,614	$2,393	$4,726

Preferred dividends (1)	—	—	—	—	722	1,044

Fixed charges and preferred dividends	$340	$2,018	$980	$1,614	$3,115	$5,770

Ratio of earnings to fixed charges and preferred dividends (2)	7.28	—	—	—	1.66	—

Consolidated deficiency of earnings to fixed charges and preferred dividends	$—	$39,595	$17	$2,043	$—	$4,011

(1)	We did not have any preferred stock outstanding prior to September 4, 2009 or after the fiscal year ended July 2, 2011.
(2)	Our earnings were inadequate to cover combined fixed charges and preferred share dividends by $39,595 for the fiscal year ended June 30, 2014, $17 for the fiscal year ended June 30, 2013, $2,043 for the year ended June 30, 2012 and $4,011 for the year ended June 30, 2010.